UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Notice of Interim results announcement

Press Release
23 June 2011

PEARSON PLC - NOTICE OF INTERIM RESULTS ANNOUNCEMENT

Pearson will publish interim results for the first six months of the year on Friday 29 July 2011. It will hold a presentation for investors and analysts at 0900 at 80 Strand, London WC2R 0RL, which will be webcast live and on demand at www.pearson.com.

ENDS

For more information:
Simon Mays-Smith / Charles Goldsmith:                       +44 (0)20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  23 June 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary